

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 12, 2007

Via U.S. Mail

James Anderson, President and Chief Executive Officer
Matrix Energy Services Corp.
378 North Main Street, #124
Layton, UT 84041

> **Re:** **Matrix Energy Services Corp.**
> **Amendment No. 1 to Schedule 14C**
> **Filed October 11, 2007**
> **File No. 000-09419**

Dear Mr. Anderson:

      We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure that shareholders owning less than 500 shares will be eliminated as a result of the reverse split. We also note that there are no dissenter's rights of appraisal. Briefly describe what rights the eliminated shareholders may have under state law in connection with such elimination. Please also indicate, if true, that such eliminated shareholders will not receive any compensation or consideration for their shares.

Proposal - Recapitalization of the Issued and Outstanding Shares of Common Stock Through a Reverse Split; Change in the Name of the Company; Decrease in Authorized

Reverse Split of the Common Stock

2.   Please reconcile your statement that the rights of existing shareholders will not be altered with your statement that shareholders owning less than 500 shares will be eliminated as a result of the reverse split.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
       E. Roennebeck
       (801) 273-9314